Hersha Hospitality Trust

April 23, 2007

VIA EDGAR AND FACSIMILE:  202-772-9210

Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 4561
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention:  Amanda McManus

Hersha Hospitality Trust
Registration Statement on Form S-3
               File No. 333-142075

Dear Ms. McManus:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Hersha Hospitality Trust hereby requests acceleration of effectiveness of the above-captioned registration statement to 11:00 AM on Thursday, April 26, 2007, or as soon thereafter as practicable.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have questions or comments regarding this request, please call James S. Seevers, Jr. of Hunton & Williams LLP at (804) 788-8573.

Very truly yours,
HERSHA HOSPITALITY TRUST

By: /s/ Ashish R. Parikh
Name: Ashish R. Parikh
Title: Chief Financial Officer
(Principal Financial Officer)